Filed by Clearwater Analytics Holdings, Inc. Pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: Enfusion, Inc. Commission File No.: 001-40949 1. The following presentation was published by Clearwater Analytics Holdings, Inc. on January 13, 2025. Date: January 13, 2025

This presentation contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include information concerning the timing of the consummation of Clearwater Analytics' acquisition of Enfusion, Inc. ( Enfusion ) and its ability to satisfy the closing conditions thereof, our and Enfusion’s possible or assumed future results of operations, business strategies, technology developments, financing and investment plans, competitive position, industry, economic and regulatory environment, potential growth opportunities and the effects of competition, and Enfusion's preliminary financial results. Forward-looking statements include statements that are not historical facts and can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will,” “would” or similar expressions and the negatives of those terms, but are not the exclusive means of identifying such statements. Forward-looking statements involve known and unknown risks, uncertainties, and other factors, many of which are beyond Clearwater Analytics’ control, that may cause our actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties may cause actual results to differ materially from Clearwater Analytics’ current expectations and include, but are not limited to, the ability to successfully close the acquisition of Enfusion (the acquisition ), Clearwater Analytic's ability to successfully integrate the operations and technology of Enfusion with those of Clearwater, retain and incentivize the employees of Enfusion following the close of the acquisition, retain Enfusion’s clients, repay debt to be incurred in connection with the Enfusion acquisition and meet financial covenants to be imposed in connection with such debt, risks that cost savings, synergies and growth from the acquisition may not be fully realized or may take longer to realize than expected, as well as other risks and uncertainties discussed under “Risk Factors” in Clearwater Analytics' Annual Report on Form 10-K for the year ended December 31, 2023 filed with the US Securities and Exchange Commission (the “SEC”) on February 29, 2024, and in other periodic reports filed by Clearwater Analytics with the SEC. These filings are available at www.sec.gov and on our website. Given these uncertainties, you should not place undue reliance on forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of the release of this investor presentation. and should not be relied upon as representing Clearwater Analytics’ expectations or beliefs as of any date subsequent to the time they are made. Clearwater Analytics does not undertake to and specifically declines any obligation to update any forward-looking statements that may be made from time to time by or on behalf of Clearwater Analytics. This presentation also contains estimates and other statistical data made by independent parties and by the Company relating to market size and growth and other data about the Company’s industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Neither the Company nor any other person makes any representation as to the accuracy or completeness of such data or undertakes any obligation to update such data after the date of this presentation. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which the Company operates are necessarily subject to a high degree of uncertainty and risk. In light of the foregoing, you are urged not to rely on any forward-looking statement or third-party data in reaching any conclusion or making any investment decision about any securities of the Company. Participants in the Solicitation. Clearwater, Enfusion and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Transaction. Information about Clearwater's directors and executive officers is available in Clearwater's Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on February 29, 2024, its definitive proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 29, 2024, and in the proxy statement/prospectus (when available). Information about the directors and executive officers of Enfusion is available in its Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on March 12, 2024, its definitive proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 26, 2024, and in the proxy statement/prospectus (when available). Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Copies of the documents filed with the SEC by Clearwater and Enfusion will be available free of charge through the website maintained by the SEC at www.sec.gov. Additionally, copies of documents filed with the SEC by Clearwater, including the proxy statement/prospectus (when available) will be available free of charge from Clearwater's website at https://https://investors.clearwateranalytics.com/overview/default.aspx. and copies of documents filed with the SEC by Enfusion, including the proxy statement/prospectus (when available) will be available free of charge from Enfusion's website at http://ir.enfusion.com

Financial Information and NPS. Net Promoter Score ( NPS ) refers to our net promoter score, which can range from a low of negative 100 to a high of positive 100, that we use to gauge customer satisfaction. NPS benchmarks can vary significantly by industry, but a score greater than zero represents a company having more promoters than detractors. Our methodology of calculating NPS reflects responses from customers who purchase investment accounting and reporting, performance measurement, compliance monitoring and risk analytics solutions from us and choose to respond to the survey question. In particular, it reflects responses given in the second quarter of 2024 and reflects a sample size of 140 responses over that period. NPS gives no weight to customers who decline to answer the survey question. Enfusion calculates Annual Recurring Revenue (ARR) by annualizing platform subscriptions and managed services revenues recognized in the last month of the measurement period. Enfusion believes ARR provides important information about its future revenue potential, its ability to acquire new clients and its ability to maintain and expand its relationship with existing clients. ARR is included in a set of metrics Enfusion calculates monthly to review with management as well as periodically with its board of directors. This presentation contains certain non-GAAP measures, including non-GAAP gross margin, adjusted EBITDA, adjusted EBITDA margin, non-GAAP diluted share count and non-GAAP effective tax rate. The non-GAAP measures are not based on any standardized methodology prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies. However, we believe that this non-GAAP information is useful as an additional means for investors to evaluate our operating performance, when reviewed in conjunction with our GAAP financial statements. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with GAAP, and because these amounts are not determined in accordance with GAAP, they should not be used exclusively in evaluating our business and operations. In addition, undue reliance should not be placed upon non-GAAP or operating information because this information is neither standardized across companies nor subjected to the same control activities and audit procedures that produce our GAAP financial results. Our non-GAAP statement of operations measures, including non-GAAP gross profit, non-GAAP gross margin, adjusted EBITDA, adjusted EBITDA margin and free cash flow, are adjusted to exclude the impact of certain costs, expenses, gains and losses and other specified items that management believes are not indicative of our ongoing operations. These adjusted measures exclude the impact of share-based compensation and eliminate potential differences in results of operations between periods caused by factors such as financing and capital structures, taxation positions or regimes, restructuring, impairment and other charges. A reconciliation of certain of the non-GAAP measures is presented in the Appendix to this presentation and in the Current Report on Form 8-K filed in reference to our earnings for the third quarter of 2024. No Offer or Solicitation. This presentation is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the Securities Act ). Additional Information and Where to Find It. In connection with the acquisition, Clearwater will file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) to register the shares of Clearwater's common stock to be issued pursuant to the acquisition, which will include a prospectus of Clearwater and a proxy statement of Enfusion (the “proxy statement/prospectus”). Each of Clearwater and Enfusion may also file other documents with the SEC regarding the acquisition. This presentation is not a substitute for the Registration Statement, proxy statement/prospectus or any other document which Clearwater or Enfusion may file with the SEC in connection with the acquisition. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS A RE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE RISKS RELATED THERETO, AND RELATED MATTERS. After the Registration Statement has been declared effective, the definitive proxy statement/prospectus (if and when available) will be mailed to Enfusion's security holders. Investors and security holders will be able to obtain free copies of the Registration Statement and proxy statement/prospectus, as each may be amended or supplemented from time to time, and other relevant documents filed by Clearwater and Enfusion with the SEC (if and when available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Clearwater, including the proxy statement/prospectus (when available) will be available free of charge from Clearwater's website at https://https://investors.clearwateranalytics.com/overview/default.aspx. Copies of documents filed with the SEC by Enfusion, including the proxy statement/prospectus (when available) will be available free of charge from Enfusion's website at http://ir.enfusion.com.

4

1

($ in millions) 2016 2017 2018 2019 2020 2021 2022 2023

Note: • All financial metrics are as of September 30, 2024, unless noted otherwise.

2

• Enfusion's investment management software-as-a-service platform has wide acceptance as the disruptive leader in the hedge fund and asset management markets. ~ • Its comprehensive platform includes market leading functionality related to IBOR, portfolio management, order management and pre-trade compliance. Enfusion creates enterprise-wide cultures of real-time, data- driven intelligence and collaboration boosting agility and powering growth • Enfusion partners with investment managers from 9 global offices spanning four continents

• • • • • • • • • • • •

Our Long-Term Goals Remain Unchanged: ~

3

Today’s announcement is about creating a future where our clients benefit from the synergy of two highly complementary, innovative software leaders, paving the way for a unified, cloud-native front-to-back platform that’s primed to serve institutional investors like never before. We expect this combination to do the following: 1. Accelerate our goal of building a Front-to-Back platform for the entire investment lifecycle 2. Meaningfully improve our right to win in the Asset Management industry 3. Allows us to offer Enfusion’s IBOR / PMS / OMS to Clearwater clients furthering our 1 bp to 4 bps journey 4. Builds on the leadership position in the Hedge Fund industry, expanding our TAM 5. Use Enfusion’s greater presence in Europe and Asia to drive faster adoption of the CWAN platform 6. Improve gross margin and drive cost synergies, creating a financially compelling business model

2

3

4 ~

5 18% 38% ENFN CWAN 62% 82%

6 • • • • • • • • • • • •

2. The following slides were presented to employees of Clearwater Analytics Holdings, Inc. at a townhall meeting on January 13, 2025. CWAN Townhall January 13

Safe Harbor This presentation contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on Clearwater Analytics Holdings, Inc.'s ( Clearwater ) and Enfusion Inc.'s ( Enfusion ) management’s beliefs and assumptions and on information currently available to their management. Forward-looking statements include information concerning the following factors in reference to Clearwater and/or Enfusion: the timing of the consummation of the acquisition and the ability to satisfy closing conditions, possible or assumed future results of operations, possible or assumed performance, business strategies, technology developments, financing and investment plans, competitive position, industry, economic and regulatory environment, potential growth opportunities and the effects of competition. Forward-looking statements include statements that are not historical facts and can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “aim,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will,” “would” or similar expressions and the negatives of those terms, but are not the exclusive means of identifying such statements. Forward-looking statements involve known and unknown risks, uncertainties, and other factors, many of which are beyond Clearwater’s and Enfusion’s control, that may cause Clearwater's and Enfusion’s actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the ability to successfully close the acquisition, Clearwater's and Enfusion's ability to successfully integrate the operations and technology of Enfusion with those of Clearwater, retain and incentivize the employees of Enfusion following the close of the acquisition, retain Enfusion’s clients, repay debt to be incurred in connection with the Enfusion acquisition and meet financial covenants to be imposed in connection with such debt, and risks that cost savings, synergies and growth from the acquisition may not be fully realized or may take longer to realize than expected, as well as other risks and uncertainties discussed under “Risk Factors” in Clearwater’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the US Securities and Exchange Commission (the “SEC”) on February 29, 2024 and Enfusion’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on March 12, 2024, and in other periodic reports filed by Clearwater and Enfusion with the SEC. These filings are available at www.sec.gov and on Clearwater’s and Enfusion’s websites. Given these uncertainties, you should not place undue reliance on forward-looking statements. Also, forward-looking statements represent management’s beliefs and assumptions only as of the date of this press release and should not be relied upon as representing Clearwater’s or Enfusion's expectations or beliefs as of any date subsequent to the time they are made. Clearwater and Enfusion do not undertake to and specifically declines any obligation to update any forward-looking statements that may be made from time to time by or on behalf of Clearwater or Enfusion, as applicable. This presentation also contains estimates and other statistical data made by independent parties and by the companies relating to market size and growth and other data about Clearwater's and Enfusion's industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Neither Clearwater, nor Enfusion, nor any other person makes any representation as to the accuracy or completeness of such data or undertakes any obligation to update such data after the date of this presentation. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which Clearwater and Enfusion operate are necessarily subject to a high degree of uncertainty and risk. In light of the foregoing, you are urged not to rely on any forward-looking statement or third-party data in reaching any conclusion or making any investment decision about any securities of Clearwater or Enfusion. Participants in the Solicitation. Clearwater, Enfusion and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Transaction. Information about Clearwater's directors and executive officers is available in Clearwater's Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on February 29, 2024, its definitive proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 29, 2024, and in the proxy statement/prospectus (when available). Information about the directors and executive officers of Enfusion is available in its Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on March 12, 2024, its definitive proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 26, 2024, and in the proxy statement/prospectus (when available). Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Copies of the documents filed with the SEC by Clearwater and Enfusion will be available free of charge through the website maintained by the SEC at www.sec.gov. Additionally, copies of documents filed with the SEC by Clearwater, including the proxy statement/prospectus (when available) will be available free of charge from Clearwater's website at https://investors.clearwateranalytics.com/overview/default.aspx. and copies of documents filed with the SEC by Enfusion, including the proxy statement/prospectus (when available) will be available free of charge from Enfusion's website at http://ir.enfusion.com

Financial Information and NPS. Net Promoter Score ( NPS ) refers to our net promoter score, which can range from a low of negative 100 to a high of positive 100, that we use to gauge customer satisfaction. NPS benchmarks can vary significantly by industry, but a score greater than zero represents a company having more promoters than detractors. Our methodology of calculating NPS reflects responses from customers who purchase investment accounting and reporting, performance measurement, compliance monitoring and risk analytics solutions from us and choose to respond to the survey question. In particular, it reflects responses given in the second quarter of 2024 and reflects a sample size of 140 responses over that period. NPS gives no weight to customers who decline to answer the survey question. This presentation contains certain non-GAAP measures, including non-GAAP gross margin, adjusted EBITDA, adjusted EBITDA margin, non-GAAP diluted share count and non-GAAP effective tax rate. The non-GAAP measures are not based on any standardized methodology prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies. However, we believe that this non-GAAP information is useful as an additional means for investors to evaluate our operating performance, when reviewed in conjunction with our GAAP financial statements. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with GAAP, and because these amounts are not determined in accordance with GAAP, they should not be used exclusively in evaluating our business and operations. In addition, undue reliance should not be placed upon non-GAAP or operating information because this information is neither standardized across companies nor subjected to the same control activities and audit procedures that produce our GAAP financial results. Our non-GAAP statement of operations measures, including non-GAAP gross profit, non-GAAP gross margin, adjusted EBITDA, adjusted EBITDA margin and free cash flow, are adjusted to exclude the impact of certain costs, expenses, gains and losses and other specified items that management believes are not indicative of our ongoing operations. These adjusted measures exclude the impact of share- based compensation and eliminate potential differences in results of operations between periods caused by factors such as financing and capital structures, taxation positions or regimes, restructuring, impairment and other charges. A reconciliation of certain of the non-GAAP measures for the third quarter of 2024 is presented in the Current Report on Form 8-K filed in reference to our earnings for the third quarter of 2024. No Offer or Solicitation. This presentation is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the Securities Act ). Additional Information and Where to Find It. In connection with the acquisition, Clearwater will file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) to register the shares of Clearwater's common stock to be issued pursuant to the acquisition, which will include a prospectus of Clearwater and a proxy statement of Enfusion (the “proxy statement/prospectus”). Each of Clearwater and Enfusion may also file other documents with the SEC regarding the acquisition. This presentation is not a substitute for the Registration Statement, proxy statement/prospectus or any other document which Clearwater or Enfusion may file with the SEC in connection with the acquisition. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE RISKS RELATED THERETO, AND RELATED MATTERS. After the Registration Statement has been declared effective, the definitive proxy statement/prospectus (if and when available) will be mailed to Enfusion's security holders. Investors and security holders will be able to obtain free copies of the Registration Statement and proxy statement/prospectus, as each may be amended or supplemented from time to time, and other relevant documents filed by Clearwater and Enfusion with the SEC (if and when available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Clearwater, including the proxy statement/prospectus (when available) will be available free of charge from Clearwater's website at https://investors.clearwateranalytics.com/overview/default.aspx. Copies of documents filed with the SEC by Enfusion, including the proxy statement/prospectus (when available) will be available free of charge from Enfusion's website at http://ir.enfusion.com.

We have already come a very long way as a company There is so much to be proud of

Great growth and great profitability Generally regarded as very difficult to achieve $445.5* 21% YoY $281.8 $368.2 76.5% 21% YoY $253.8 78% $228.0 $303.4 $325.321% 75.1% YoY 20% YoY $190.6 $252.0 75.6% 24% YoY $152.7 $203.2 75.1% 21% YoY $168.0 $122.7 73.1% 2019 2020 2021 2022 2023 2024 2019 2020 2021 2022 2023 2024 to Q3 $ in millions $ in millions *Previously provided to Q3 Q4 Guidance

Investments in growth Continued commitment to R&D, Operations, GTM and Enabling functions Our Investment in Each Functional Area has Increased Meaningfully 2.2x 4-year growth in Sales & Marketing Investment 2x 4-year growth in Operations Investment 2.7x 4-year growth in R&D investment S&M Operations R&D clearwateranalytics.com • 7 clearwateranalytics.com • 7 2019 2023

And the market recognizes our potential #5 revenue multiple among 66 SaaS at end-Q4 2024 clearwateranalytics.com • 8

Our ambition for the company must continue to evolve and grow

Entire Investment Management Life cycle … Vision for the Future Where we started … Be the world’s most trusted and comprehensive technology platform that simplifies Be the world’s most trusted and comprehensive technology the entire investment lifecycle... platform for investment accounting and analytics...and and eventually revolutionize the world eventually revolutionize the world of investing. of investing. Investment Accounting for All Industries Investment Accounting Investment Accounting for Investment Management Entire Life Corporates All Industries Cycle Global Boise National Leader

Entire Investment Management Life cycle Vision for the Future Be the world’s most trusted and comprehensive technology platform that simplifies the entire investment lifecycle... ➢Alternatives (LPs, MLs, Derivatives) and eventually revolutionize the world ➢Funds (Stable Value, Pooled, ULF) of investing. Build➢Europe and Asia (Multi-GAAP) ➢Platform, Regulatory ➢Investment Data Consolidation (Prism) Investment Management Entire Life Cycle ➢Light PMS → JUMP Build + Buy ➢Risk FI/Equity → Wilshire Global Leader

12

Better Together

Bringing two very similar, complementary and innovative software leaders together clearwateranalytics.com • 14 clearwateranalytics.com • 14

Modern, Cloud-Native, Single-Instance Multi-Tenant Platform

Clearwater's and Enfusion's Top Line Growth YoY


ENFN's and
CWAN's IPO
$59
$168
$79.6
$203.2
$111.7
$252
$150.4
$303.4
$174.5
$368.2
$201.5*
$445.5*
2019
2020
2021
2022
2023
2024
ENFN
CWAN
Expon. (ENFN)
Expon. (CWAN)
$ in millions

*Estimated for 2024

Overall Strategic Rationale Today’s announcement is about creating a future where our clients benefit from the synergy of two highly complementary, innovative software leaders, paving the way for a unified, cloud-native front-to-back platform We expect this combination to do the following: 1. Accelerate our goal of building a Front-to-Back platform for the entire investment lifecycle 2. Meaningfully improve our right to win in the Asset Management industry 3. Allows us to offer Enfusion’s IBOR / PMS / OMS to Clearwater clients furthering our 1 bp to 4 bps journey 4. Builds on Enfusion’s leadership position in the Hedge Fund industry, expanding our TAM 5. Use Enfusion’s greater presence in Europe and Asia to drive faster adoption of the CWAN platform 6. Improve gross margin and drive cost synergies, creating a financially compelling business model 17

Accelerate our goal of building a Front-to-Back platform for the entire 1 investment lifecycle Middle & Back Office Front Office Platform Front-to-back platform for the entire investment lifecycle At Market Above Market 18 Limited Capability No Capability

Expansion into the Asset Management industry 2 $4 B out of the current Core TAM of $5.9 B in Asset Management 19

Offer Enfusion’s IBOR/ PMS / OMS 3 to Clearwater clients Solutions Clearwater doesn’t fully address include: 1. Order Management 2. Portfolio Management 3. Pre-Trade risk and compliance 4. Front end of LPs 5. Mortgages 20

Build on Enfusion’s leadership position in the Hedge Fund industry, 4 where Clearwater does not participate today $7.8bn ~$1.9bn $5.9bn $4.0bn $4.0bn The addition of Hedge Fund industry increases CWAN’s core TAM by $1.9bn Hedge Fund Asset Managers $1.6bn $1.6bn Insurance Corporations $0.3bn $0.3bn 21

Use Enfusion’s greater presence in Europe and Asia to drive faster 5 adoption of the CWAN platform 18% ~50% of our TAM is in Europe and 38% Asia and we currently derive only 18% of our revenue from those ENFN CWAN geographies 62% 82% % Revenue from United States Rest of World 22

We Have Special Guests Joining Us Today!



Oleg Movchan

CEO, Enfusion



Neal Pawar

COO, Enfusion

CLEARWATER ANALYTICS

clearwateranalytics.com • 23

Enfusion CONFIDENTIAL

Disclaimer This Confidential Information Memorandum (this “Presentation”) has been prepared for discussion purposes only in connection with your consideration of a potential transaction (a “Transaction”) with Enfusion, Inc. and/or its affiliates (collectively, the “Company”). This Presentation and any other oral or written information provided to the recipient in connection therewith is confidential information and is being delivered on a confidential basis to specified parties solely to assist them in deciding whether to proceed with their investigation of the Company in accordance with procedures established by Goldman Sachs & Co. LLC (“Goldman Sachs”). This Presentation does not purport to contain all of the information that may be required by or relevant to a recipient’s evaluation of any Transaction, and recipients will be responsible for conducting their own investigations and analysis of the Company and the information contained in this Presentation. The distribution and use by each recipient of the information contained herein and any other information provided to the recipient by or on behalf of the Company or its representatives is governed by a confidentiality agreement executed by the recipient of this Presentation (the “Confidentiality Agreement”) which strictly limits the use, circulation, copying and disclosure of the information contained in this Presentation. IF YOU HAVE NOT EXECUTED AND DELIVERED THE CONFIDENTIALITY AGREEMENT, YOU HAVE RECEIVED THIS PRESENTATION IN ERROR. IF SO, PLEASE NOTIFY GOLDMAN SACHS IMMEDIATELY BY TELEPHONE AND RETURN THIS PRESENTATION TO GOLDMAN SACHS BY MAIL. By accepting this Presentation, the recipient acknowledges receipt, prior review and execution of, and agreement with the terms and conditions set forth in, the Confidentiality Agreement (the terms of which are incorporated by reference herein) governing the information contained in this Presentation and any other oral or written information provided to the recipient in connection therewith. Except as provided in the Confidentiality Agreement, this Presentation may not be distributed, photocopied, reproduced or used in whole or in part without the express written consent of the Company or Goldman Sachs on the Company’s behalf and may not be used for any purpose other than the evaluation of a Transaction by the person to whom this Presentation has been delivered. None of the Company, Goldman Sachs, or any of their respective directors, managers, officers, employees, affiliates, attorneys, accountants or other agents or advisors (collectively, “Associates”) make any representation or warranty, express or implied, as to the accuracy, completeness or scope of the information contained herein, including any forecasts or forward-looking statements contained herein, or any other written or oral communication transmitted or made available to any recipient in connection herewith. The Company or Goldman Sachs and any of their respective Associates expressly disclaim any and all liability to you or any of your Associates resulting from you or any of your Associates’ use or non-use of such information. The recipient agrees that it shall not seek to sue or otherwise hold the Company or Goldman Sachs or any of their respective Associates liable in any respect for the provision of this Presentation, the information contained in this Presentation, or the omission of any information from this Presentation. In addition, this Presentation includes, and other oral or written information provided to the recipient may include, certain forecasts and forward-looking statements provided by the Company with respect to the anticipated future performance of the Company. Such forecasts and forward-looking statements reflect various assumptions of management concerning the future performance and operations of the Company and are subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of the Company. Accordingly, there can be no assurance that such forecasts or forward-looking statements will be realized. Actual results may vary from anticipated results, and such variations may be material. No representations or warranties are made as to the accuracy or reasonableness of such assumptions or the forecasts or forward-looking statements based thereon. Certain industry and market data included in this Presentation are based on a variety of sources. There can be no assurances as to the reliability or accuracy of such information. Only those representations and warranties of the Company or any of its representatives that are made in a definitive written agreement relating to a Transaction, when, as and if executed and delivered, and subject to any limitations and restrictions as may be specified in such definitive written agreement for a Transaction, shall have any legal effect. Nothing herein shall be construed as tax, legal, financial or other advice of any kind. Each recipient should make an independent assessment of the merits of pursuing a Transaction and should consult its own professional advisors. Neither this Presentation nor its delivery to any recipient shall constitute an offer to sell or a solicitation of an offer to buy the Company or any securities or assets of the Company. This Presentation is not any form of commitment or recommendation by the Company, Goldman Sachs, or any of their respective Associates. No legal relationship shall be created between the Company, Goldman Sachs or any of their respective Associates, on the one hand, and the recipient of this Presentation or any of its Associates, on the other hand, by virtue of this Presentation. Except as otherwise noted, this Presentation speaks as of the date noted on the cover page of this Presentation. The delivery of this Presentation does not create any implication that there has been no change in the business and affairs of the Company Unique since such date. None of the Company, Goldman Sachs, or any of their respective Associates undertake any obligation to provide the recipient with access to any additional information or to update or correct any of the information contained herein. Scarcity The Company is free to conduct the process leading up to a Transaction as the Company and its representatives, in their sole discretion determine (including, without limitation, by negotiating with any prospective purchaser and entering into a preliminary agreement or a definitive agreement without prior notice to you or any other person), and any procedures relating to such Transaction may be changed at any time without prior notice to you or any other person. This Presentation displays trademarks of certain third parties. The Company disclaims any rights in such trademarks. 25

ENFUSION’S MISSION To power all investment workflows with our unparalleled technology, relentless innovation, and dedicated focus on clients. PROPRIETARY AND P C R O ON PF R ID IEE TN AT RIY AL © ©2 20 02 24 5 E EN NF FU US SIIO ON N.. A AL LL L R RIIG GH HT TS S R RE ES SE ER RV VE ED D.. 26

Enfusion Is An Exceptional Business Today… $1.3T 900+ NAV of Total Clients Enfusion Clients Undisputed Leader in Investment Management Technology at Scale 120+ 30% Asset Manager & ARR From $500K+ Proven Ability to Develop Fit-for-Purpose Solutions Owner Clients ACV Clients 80%+ 40%+ Uniquely Positioned To Serve Clients Of All Types And Sizes Win Rate for Hedge Win Rate for Asset 1 1 Fund Managers Managers SaaS-Native Architecture Drives Tangible Benefits for Clients ~20-40% ~70% 2 2 Faster Implementation Lower TCO Global Footprint Across Every Major Financial Center 39% 30+ International Revenue Countries 21% 15% 2024E Adj. EBITDA 2024E Revenue Growth Margin PROPRIETARY AND P C R O ON PF R ID IEE TN AT RIY AL © ©2 20 02 24 5 E EN NF FU US SIIO ON N.. A AL LL L R RIIG GH HT TS S R RE ES SE ER RV VE ED D.. 1 2 27 Based on Q3 2024. Enfusion compared to legacy, on-premise providers.

Global Workforce with Scale Across Diverse Regions FTEs by Geography Region FTE Counts Americas 362 EMEA 83 Dublin APAC 102 India 588 Chicago New London York Hong Kong Total 1135 Mumbai Bangalore Singapore Sydney PROPRIETARY AND CONFIDENTIAL ©2025 ENFUSION. ALL RIGHTS RESERVED. 28

…With Connectivity Around the Globe Americas EMEA APAC 1 1 1 480+ Clients 160+ Clients 240+ Clients (~55% of Total) (~16% of Total) (~27% of Total) 2 2 2 $130M+ ARR $35M+ ARR $45M+ ARR (~61% of Total) (~18% of Total) (~22% of Total) PROPRIETARY AND CONFIDENTIAL ©2025 ENFUSION. ALL RIGHTS RESERVED. 29 1 2 As of August 2024. Based on 2024E.

# We Serve Clients Across the Investment Management Industry…

| Equity Hedge Fund Managers | Non-Equity Hedge Fund Managers | Asset Managers and Asset Owners |
|---|---|---|
| ✓ Market Neutral<br>✓ Long Biased<br>✓ Short Only<br>✓ Activist | ✓ Credit / Distressed<br>✓ Event Driven<br>✓ Global Macro<br>✓ Multi-Manager<br>✓ Multi-Strategy | ✓ Long Only Strategies<br>✓ Liquid Alternatives (e.g. UCITS)<br>✓ Pensions<br>✓ Endowments<br>✓ Sovereign Wealth |
| **430+ Clients**[1] (~49% of Total)<br>**$84M ARR**[1] (~42% of Total) | **330+ Clients**[1] (~37% of Total)<br>**$80M ARR**[1] (~40% of Total) | **120+ Clients**[1] (~14% of Total)<br>**$35M ARR**[1] (~18% of Total) |
| Ghost Tree Capital, Kingsway Capital, Metori Capital Management, Pantechnicon Advisors LLP, Sigmoid Capital | Kayne Anderson, Trium Capital, Sculptor Capital Management, Melqart Asset Management | Goldman Sachs Asset Management, INOCAP Gestion, PanAgora, TT International, URS Utah Retirement Systems |

**All Asset Classes • All Geographies • Front-to-Back Solutions • Multiple Types of End Users**

[1] As of August 2024.

enfusion
PROPRIETARY AND CONFIDENTIAL ©2025 ENFUSION. ALL RIGHTS RESERVED.
30

Enfusion’s Platform by the Numbers: A Story of Scale NAV All Orders & Fills All Trade & Allocation Events $1.3 Trillion 168 million 478 million 29% YoY Growth 90.95% Growth from 2022 55.74% Growth from 2022 12 Month Uptime Percentage Active Positions Active Funds 99.995% 1.4 million 9,540 Up from 99.970% in 2023 98% YoY Growth 45% YoY Growth PROPRIETARY AND P C R O ON PF R ID IEE TN AT RIY AL © ©2 20 02 24 5 E EN NF FU US SIIO ON N.. A AL LL L R RIIG GH HT TS S R RE ES SE ER RV VE ED D.. 31

We are excited about what we can do together! Company Business Unit(s) or Product(s) Forecast Growth 2024 (Based on Opimas Estimates) Clearwater Analytics Investment Accounting Software 22% Enfusion Investment Management Software 15% Morningstar Direct, Workstation 11% 10% Deutsche Boerse (Simcorp) Investment Management Software 8% Broadridge Global Technology Operations Blackrock Technology Services 8% 7% S&P Global Enterprise Solutions 7% Murex NA 6% FactSet Analytics & Trading Bloomberg AIM, TOMS, EMSX, BTCA, Vault, MARS 6% 5% SS&C Advent, I&/IM, Eze, Intralinks 5% ION ION Trading Technologies LSEG Banking & Trading Solutions 4% 3% Numerix NA FlexTrade 3% NA 3% Linedata Services Asset Management Finastrax Treasury, Capital Markets & Risk 2% 0% BNY Mellon Eagle Investment Systems, NetX360 State Street Front Office Software and Data (6)% 32 Source: Opimas, as of September 2024.

Next Steps 1 3 4 2 Continue the deal FAQs and improve our Actively manage the Deal close and process through close – understanding of each reactions from clients & integration begins but we remain two partners other via joint separate companies integration planning until then teams This should be a positive message There will be an integration office This is our time to understand how for clients and partners, but we to drive a transparent approach we build the best company We will do what we can to provide will work together to minimize any together – taking the best of both you clarity on the future, but we angst and disruption are limited until deal close We begin work to bring two already outstanding platforms together to create a formidable front-to-back platform!

3. The following slides were presented by Sandeep Sahai, Chief Executive Officer of Clearwater Analytics Holdings, Inc., to employees of Enfusion, Inc. at a townhall meeting on January 13, 2025. Enfusion Employee Townhall

Safe Harbor This presentation contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on Clearwater Analytics Holdings, Inc.'s ( Clearwater ) and Enfusion Inc.'s ( Enfusion ) management’s beliefs and assumptions and on information currently available to their management. Forward-looking statements include information concerning the following factors in reference to Clearwater and/or Enfusion: the timing of the consummation of the acquisition and the ability to satisfy closing conditions, possible or assumed future results of operations, possible or assumed performance, business strategies, technology developments, financing and investment plans, competitive position, industry, economic and regulatory environment, potential growth opportunities and the effects of competition. Forward-looking statements include statements that are not historical facts and can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “aim,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will,” “would” or similar expressions and the negatives of those terms, but are not the exclusive means of identifying such statements. Forward-looking statements involve known and unknown risks, uncertainties, and other factors, many of which are beyond Clearwater’s and Enfusion’s control, that may cause Clearwater's and Enfusion’s actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the ability to successfully close the acquisition, Clearwater's and Enfusion's ability to successfully integrate the operations and technology of Enfusion with those of Clearwater, retain and incentivize the employees of Enfusion following the close of the acquisition, retain Enfusion’s clients, repay debt to be incurred in connection with the Enfusion acquisition and meet financial covenants to be imposed in connection with such debt, and risks that cost savings, synergies and growth from the acquisition may not be fully realized or may take longer to realize than expected, as well as other risks and uncertainties discussed under “Risk Factors” in Clearwater’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the US Securities and Exchange Commission (the “SEC”) on February 29, 2024 and Enfusion’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on March 12, 2024, and in other periodic reports filed by Clearwater and Enfusion with the SEC. These filings are available at www.sec.gov and on Clearwater’s and Enfusion’s websites. Given these uncertainties, you should not place undue reliance on forward-looking statements. Also, forward-looking statements represent management’s beliefs and assumptions only as of the date of this press release and should not be relied upon as representing Clearwater’s or Enfusion's expectations or beliefs as of any date subsequent to the time they are made. Clearwater and Enfusion do not undertake to and specifically declines any obligation to update any forward-looking statements that may be made from time to time by or on behalf of Clearwater or Enfusion, as applicable. This presentation also contains estimates and other statistical data made by independent parties and by the companies relating to market size and growth and other data about Clearwater's and Enfusion's industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Neither Clearwater, nor Enfusion, nor any other person makes any representation as to the accuracy or completeness of such data or undertakes any obligation to update such data after the date of this presentation. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which Clearwater and Enfusion operate are necessarily subject to a high degree of uncertainty and risk. In light of the foregoing, you are urged not to rely on any forward-looking statement or third-party data in reaching any conclusion or making any investment decision about any securities of Clearwater or Enfusion. Participants in the Solicitation. Clearwater, Enfusion and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Transaction. Information about Clearwater's directors and executive officers is available in Clearwater's Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on February 29, 2024, its definitive proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 29, 2024, and in the proxy statement/prospectus (when available). Information about the directors and executive officers of Enfusion is available in its Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on March 12, 2024, its definitive proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 26, 2024, and in the proxy statement/prospectus (when available). Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Copies of the documents filed with the SEC by Clearwater and Enfusion will be available free of charge through the website maintained by the SEC at www.sec.gov. Additionally, copies of documents filed with the SEC by Clearwater, including the proxy statement/prospectus (when available) will be available free of charge from Clearwater's website at https://investors.clearwateranalytics.com/overview/default.aspx. and copies of documents filed with the SEC by Enfusion, including the proxy statement/prospectus (when available) will be available free of charge from Enfusion's website at http://ir.enfusion.com

Financial Information and NPS. Net Promoter Score ( NPS ) refers to our net promoter score, which can range from a low of negative 100 to a high of positive 100, that we use to gauge customer satisfaction. NPS benchmarks can vary significantly by industry, but a score greater than zero represents a company having more promoters than detractors. Our methodology of calculating NPS reflects responses from customers who purchase investment accounting and reporting, performance measurement, compliance monitoring and risk analytics solutions from us and choose to respond to the survey question. In particular, it reflects responses given in the second quarter of 2024 and reflects a sample size of 140 responses over that period. NPS gives no weight to customers who decline to answer the survey question. This presentation contains certain non-GAAP measures, including non-GAAP gross margin, adjusted EBITDA, adjusted EBITDA margin, non-GAAP diluted share count and non-GAAP effective tax rate. The non-GAAP measures are not based on any standardized methodology prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies. However, we believe that this non-GAAP information is useful as an additional means for investors to evaluate our operating performance, when reviewed in conjunction with our GAAP financial statements. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with GAAP, and because these amounts are not determined in accordance with GAAP, they should not be used exclusively in evaluating our business and operations. In addition, undue reliance should not be placed upon non-GAAP or operating information because this information is neither standardized across companies nor subjected to the same control activities and audit procedures that produce our GAAP financial results. Our non-GAAP statement of operations measures, including non-GAAP gross profit, non-GAAP gross margin, adjusted EBITDA, adjusted EBITDA margin and free cash flow, are adjusted to exclude the impact of certain costs, expenses, gains and losses and other specified items that management believes are not indicative of our ongoing operations. These adjusted measures exclude the impact of share- based compensation and eliminate potential differences in results of operations between periods caused by factors such as financing and capital structures, taxation positions or regimes, restructuring, impairment and other charges. A reconciliation of certain of the non-GAAP measures for the third quarter of 2024 is presented in the Current Report on Form 8-K filed in reference to our earnings for the third quarter of 2024. The previously provided fourth quarter of 2024 guidance presented in this presentation is provided on a non-GAAP basis without providing a reconciliation to guidance provided on a GAAP basis. Information is presented in this manner because the preparation of such a reconciliation could not be accomplished without “unreasonable efforts.” The Company does not have access to certain information that would be necessary to provide such a reconciliation, including non-recurring items that are not indicative of the Company’s ongoing operations. The Company does not believe that this information is likely to be significant to an assessment of the Company’s ongoing operations. No Offer or Solicitation. This presentation is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the Securities Act ). Additional Information and Where to Find It. In connection with the acquisition, Clearwater will file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) to register the shares of Clearwater's common stock to be issued pursuant to the acquisition, which will include a prospectus of Clearwater and a proxy statement of Enfusion (the “proxy statement/prospectus”). Each of Clearwater and Enfusion may also file other documents with the SEC regarding the acquisition. This presentation is not a substitute for the Registration Statement, proxy statement/prospectus or any other document which Clearwater or Enfusion may file with the SEC in connection with the acquisition. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE RISKS RELATED THERETO, AND RELATED MATTERS. After the Registration Statement has been declared effective, the definitive proxy statement/prospectus (if and when available) will be mailed to Enfusion's security holders. Investors and security holders will be able to obtain free copies of the Registration Statement and proxy statement/prospectus, as each may be amended or supplemented from time to time, and other relevant documents filed by Clearwater and Enfusion with the SEC (if and when available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Clearwater, including the proxy statement/prospectus (when available) will be available free of charge from Clearwater's website at https://https://investors.clearwateranalytics.com/overview/default.aspx. Copies of documents filed with the SEC by Enfusion, including the proxy statement/prospectus (when available) will be available free of charge from Enfusion's website at http://ir.enfusion.com.

4

Clearwater’s Mission Be the world’s most trusted and comprehensive technology platform that simplifies the entire investment lifecycle... and eventually revolutionize the world of investing.

Key to Sustained Success Outstanding and Engaged Team Outstanding & Engaged Team Tech Innovation Strong & Financials Platform Client Delight clearwateranalytics.com • 6

Success starts with Consistent Top Line Growth $445.5* 21% YoY $368.2 21% YoY $303.4 $325.3 20% YoY 21% YoY $252.0 Q3 2024 Revenue 24% YoY $203.2 Grew 22% YoY 21% YoY $168.0 2019 2020 2021 2022 2023 2024 to Q3 YTD 7 *Previously provided CWAN Revenue - $ in millions Q4 Guidance

Invest to Grow Our Investment in Each Functional Area has Increased Meaningfully 2.2x 4-year growth in Sales & Marketing Investment 2x 4-year growth in Operations Investment 2.7x 4-year growth in R&D investment S&M Operations R&D clearwateranalytics.com • 8 clearwateranalytics.com • 8 2019 2023

Delighting Our Clients Growth becomes easier – and more efficient Clearwater’s differentiated client success Legacy competitors Providers that rely largely on outdated technology and significant manual effort ~80% 60+ Competitive win Net Promoter 1 rate 2 Score 1 Based on deals over the past four years that reached the proposal stage. 2 Percent of clients who score 9 or 10 LESS clients who score 1 – 6 on a 10 point satisfaction survey.

Trusted by Top Tier Institutions Globally

But Growth At All Cost Is Not Productive Efficient Growth: One Measure is Gross Margin* $281.8 76.5% $253.8 $228.0 Unit economics matter 75.1% 78% $190.6 Measure of platform value, 75.6% operational efficiency and $152.7 $122.7 75.1% ultimately client value 73.1% 2019 2020 2021 2022 2023 2024 11 to Q3 * Non GAAP $ in millions

$142.5* Adjusted EBITDA* 32% Q3 2024 EBITDA was $105.9 29% 33% $104.0 32% $81.1 27% $72.7 29% While increasing R&D $100 $57.1 27% 28% $50.8 from 22% in 2019 to 26% 30% in 2023 2019 2020 2021 2022 2023 2024 to Q3 YTD 12 $ in millions *Previously provided *Non-GAAP Q4 Guidance

Driving Acquisitions to Build a Market-Leading Front-to-Back Platform Wilshire JUMP Acquired an Acquired an Deployed an R&D Deployed a R&D team of 60 R&D team of 12 team of 90 by team of 50 by employees employees end of 2024 the end of 2024 In Sept 2022 In Q2 2024

Better Together

Overall Strategic Rationale Today’s announcement is about creating a future where our clients benefit from the synergy of two highly complementary, innovative software leaders, paving the way for a unified, cloud-native front-to-back platform We expect this combination to do the following: 1. Accelerate our goal of building a Front-to-Back platform for the entire investment lifecycle 2. Meaningfully improve our right to win in the Asset Management industry 3. Allows us to offer Enfusion’s IBOR / PMS / OMS to Clearwater clients furthering our 1 bp to 4 bps journey 4. Builds on Enfusion’s leadership position in the Hedge Fund industry, expanding our TAM 5. Use Enfusion’s greater presence in Europe and Asia to drive faster adoption of the CWAN platform 6. Improve gross margin and drive cost synergies, creating a financially compelling business model 15

Accelerate our goal of building a Front-to-Back platform for the entire 1 investment lifecycle Middle & Back Office Front Office Platform Front-to-back platform for the entire investment lifecycle At Market Above Market 16 Limited Capability No Capability

Expansion into the Asset Management industry 2 $4 B out of the current Core TAM of $5.9 B in Asset Management 17

Offer Enfusion’s IBOR/ PMS / OMS 3 to Clearwater clients Solutions Clearwater doesn’t fully address include: 1. Order Management 2. Portfolio Management 3. Pre-Trade risk and compliance 4. Front end of LPs 5. Mortgages 18

Build on Enfusion’s leadership position in the Hedge Fund industry, 4 where Clearwater does not participate today $7.8bn $1.9bn $5.9bn $4.0bn $4.0bn The addition of Hedge Fund industry increases CWAN’s core TAM by $1.9bn Hedge Fund Asset Managers $1.6bn $1.6bn Insurance Corporations $0.3bn $0.3bn 19

Use Enfusion’s greater presence in Europe and Asia to drive faster 5 adoption of the CWAN platform 18% ~50% of our TAM is in Europe and 38% Asia and we currently derive only 18% of our revenue from those ENFN CWAN geographies 62% 82% % Revenue from United States Rest of World 20

Revolutionize? When an Asset Owner comes on our platform, we typically have 100% of their Global On One On One Using One Ingesting Assets on our platform Platform Instance Security Data Once Master because we are their Accounting Book of Record No one else has a globally comprehensive view of client investment holdings that is updated on a daily basis, across asset classes and geographies

Outstanding and Engaged Team 22

Employee Satisfaction Over Time: Anonymous Surveys ESS Score 10 9 8 7.6 7.5 7.5 7.4 7.4 7.3 7.3 7.2 7 Tech 6.7 Benchmark 6 5 4 91% Spring 2021 Fall 2021 Spring 2022 Fall 2022 Spring 2023 Fall 2023 Spring 2024 Fall 2024 Global Participation ESS Score Rate clearwateranalytics.com • 23 23

What We Stand For – Our Seven CW Attributes Infectiously passionate about what we do 1 Intensely committed to our clients 2 Committed to building an outstanding, engaged team 3 Focused on execution – we get things done 4 Continuous innovation and improvement 5 Building truly differentiated offerings 6 Our values are beyond reproach 7 clearwateranalytics.com • 24

Our Management Team Sandeep Sahai Shane Akeroyd Cindy Blendu Jim Cox Souvik Das Sunil Dixit Scott Erickson Chief Executive Chief Strategy CHRO / Chief Transformation Chief Financial Chief Technology Chief Product Chief Revenue Officer Officer Officer Officer Officer Officer Officer Emmanuel Fougeras Heather McClellan James Price Subi Sethi Fleur Sohtz Alphonse Valbrune Keith Viverito President, Chief of Staff Chief Quality Chief Client Chief Marketing Officer Chief Legal Director of Europe, Middle East JUMP Technology Officer Officer Officer and Africa 26

Next Steps 1 3 4 2 Continue the deal Actively manage the Deal close and FAQs and improve our process through close – reactions from clients & integration begins understanding of each but we remain two partners other via joint separate companies integration planning until then teams This should be a positive message There will be an integration office This is our time to understand how for clients and partners, but we to drive a transparent approach we build the best company We will do what we can to provide will work together to minimize any together – taking the best of both you clarity on the future, but we angst and disruption are limited until deal close We begin work to bring two already outstanding platforms together to create a formidable front-to-back platform!

Q&A